UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO§ 240-d-2(a)

LATIN AMERICA VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

51827N 10 3
(CUSIP Number)

Jorge Fernando Pizarro Arriagada
Jorge Canning 1410
Ñuñoa, Santiago
Republic of Chile
+(56) (02) 813 1087

copies to:

     Louis A. Bevilacqua, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122
(202) 663-8158
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2010
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box[ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51827N 10 3

1.			NAMES OF REPORTING PERSONS INVERSIONES PIZARRO RODRIGUEZ UNO LTDA.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [x]
3.			SEC USE ONLY
4.			SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF CHILE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,662,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,662,000
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,662,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (1)
14.			TYPE OF REPORTING PERSON CO

(1) A total of 9,364,593 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 6 Pages

CUSIP No. 51827N 10 3

1.			NAMES OF REPORTING PERSONS JORGE FERNANDO PIZARRO ARRIAGADA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [x]
3.			SEC USE ONLY
4.			SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF CHILE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,662,000 (1)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,662,000 (1)
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,662,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.			TYPE OF REPORTING PERSON IN
(1) Represents 1,662,000 shares held by Inversiones Pizarro Rodríguez uno Ltda., a Chilean company, which is beneficially owned and controlled by Mr. Jorge Fernando Pizarro Arriagada, its sole shareholder. Mr. Pizarro expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2) A total of 9,364,593 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 6 Pages

CUSIP No. 51827N 10 3

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Latin America Ventures, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Jorge Canning 1410, Ñuñoa, Santiago, Republic of Chile.

Item 2. Identity and Background.

(a) The persons filing this Statement are Mr. Jorge Fernando Pizarro Arriagada, a natural person, and Inversiones Pizarro Rodríguez uno Ltda., a Chilean company (“Inversiones,” and together with Mr. Pizarro, the “Reporting Persons”).

(b) The business address of Mr. Pizarro is Jorge Canning 1410, Ñuñoa, Santiago, Republic of Chile, which is also the location of Inversiones’ principal office.

(c) The principal occupation of Mr. Pizarro is Director of the Issuer. Inversiones is a holding company and it’s principal business is to hold, transact or otherwise deal in the securities of the Issuer. Inversiones is owned and controlled by Mr. Pizarro.

(d)-(e) During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Pizarro is a citizen of the Republic of Chile.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this Statement pursuant to that certain share exchange agreement, dated May 12, 2010, by and among the Issuer, Sociedad Minera Licancabur, S.A., a Chilean company (“Minera”), and the shareholders of Minera signatory thereto, including Mr. Pizarro (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, 99.9% of the equity interests of Minera held by its shareholders was exchanged for an aggregate of 6,000,000 shares of the Common Stock of the Issuer. Mr. Pizarro, as the 27.7% owner of Minera, was entitled to receive 1,662,000 shares of Common Stock and requested that such shares be issued to Inversiones, his wholly-owned holding company.

Mr. Pizarro is the sole shareholder of Inversiones and may be deemed to be the beneficial owner of the shares held by it. Mr. Pizarro expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on May 14, 2010.

In connection with a private placement completed by the Issuer on May 12, 2010, Mr. Pizarro entered into a lockup agreement with the Issuer, pursuant to which he agreed not to transfer any shares of the Issuer’s capital stock held directly or indirectly by him for a one year period following the effective date of a registration statement covering the shares issued in connection with the private placement.

Page 4 of 6 Pages

CUSIP No. 51827N 10 3

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Pizarro beneficially owns and controls the 1,662,000 shares of the Issuer’s Common Stock held by Inversiones, representing 17.8% of the outstanding shares of the Issuer’s Common Stock (based on 9,364,593 shares of Common Stock outstanding as of May 13, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on May 14, 2010). Mr. Pizarro owns and controls the shares held by Inversiones because he is Inversiones’ only shareholder. Mr. Pizarro expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b) Mr. Pizarro has sole voting and dispositive power over the 1,662,000 shares of Common Stock of the Issuer that are directly and beneficially owned by Inversiones. Mr. Pizarro does not own any other securities of the Issuer.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement, dated May 12, 2010, among the Issuer, Minera Licancabur, S.A. and its shareholders [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 14, 2010].

Exhibit 2	Form of Lockup Agreement [incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on April 19, 2010].

Exhibit 3	Joint Filing Agreement between Inversiones Pizarro Rodríguez uno Ltda. and Mr. Jorge Fernando Pizarro Arriagada.

Page 5 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2010

INVERSIONES PIZARRO RODRIGUEZ UNO LTDA.

By: /s/ Jorge Fernando Pizarro Arriagada
Name: Jorge Fernando Pizarro Arriagada
Title: Director

/s/ Jorge Fernando Pizarro Arriagada
Jorge Fernando Pizarro Arriagada

Page 6 of 6 Pages